

February 1, 2013

Via E-mail
Mr. Christopher C. Work
Chief Financial Officer
Zumiez, Inc.
4001 204th Street SW
Lynnwood, WA 98036

> **Re:** **Zumiez, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 28, 2012**
> **Filed March 13, 2012**
> **File No. 000-51300**

Dear Mr. Work:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 33

1. We note ecommerce sales have grown to represent 7.3% of net sales for the most recent fiscal year and exceeded 10% for your most recent fiscal quarter. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, in future filings please provide a more robust discussion of ecommerce sales and their effect on gross profit for each period presented. Please also discuss historical trends, causative factors, and your consideration as to whether those trends are likely to continue. Please

Christopher C. Work
Zumiez, Inc.
February 1, 2013
Page 2

provide us with draft disclosure of yyour planned changes. Refer to SEC Release 33-8350 for guidance.

2. Considering the growth in your ecommerce business, please provide us with, and confirm that you will include in future filings you will disclose, comparable store sales data for each period presented excluding your ecommerce sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant, at 202-551-3774 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining